Exhibit 99.1

Transforming Potential into Reality I-Mab Biopharma June 5, 2024

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NOTHING HEREIN CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR INSTRUMENT IN ANY STATE OR JURISDICTION. This presentation does not purport to and does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance of the Company. Past performance does not guarantee or predict future performance. You acknowledge that any assessment of the Company that may be made by you will be independent of this presentation and that you will be solely responsible for your own assessment of the market and the market position of the Company, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company. Forward Looking Statements. This presentation contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “future”, “promising”, “may”, “plans”, “potential”, “will”, “could position”, “promise”, “advance”, “target”, “design”, “strategy”, “pipeline”, and “project”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the potential benefits, advantages, promise, attributes, and target usage of uliledlimab; the Company’s plans for a U.S. IND submission for uliledlimab and the anticipated timing or outcome thereof; the potential differentiations of givastomig from other Claudin 18.2 targeted competitors; the ability to position givastomig as a best-in-class Claudin 18.2 therapy; the anticipated timing of updated monotherapy dose expansion data; the potential of ragistomig, including to enable broader use; the projected advancement of the I-Mab portfolio and anticipated key milestones in 2024 and related timing; the Company’s belief as to its positioning for meaningful value creation; and the market opportunity and I-Mab’s potential next steps (including, without limitation, the potential expansion, differentiation, or commercialization) for uliledlimab, givastomig and ragistomig. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Disclaimer

I-Mab is Well-positioned for Meaningful Value Creation A global biotech with an innovative portfolio and a healthy balance sheet 3 Uliledlimab (CD73) Givastomig (CLDN18.2 x 4-1BB) Ragistomig (PD-L1 x 4-1BB) Advancing an Innovative Pipeline NASDAQ-listed US-based Leadership Team Headquartered in Rockville, MD Emerging U.S. Entity Transaction closed Apr-24 Aggregate consideration of up to US$80M, contingent on certain future regulatory and sales-based milestones Divestiture of China Operations Disciplined Capital Strategy Cash balance of $321.8M1 as of December 31, 2023 Reduced cash burn following divestiture to align resources to most promising programs 1. Cash position refers to cash, cash equivalents, and short-term investments Notes: CLDN18.2 = Claudin 18.2

Advancing a Differentiated and Commercially Attractive Pipeline

Asset	Phase 1	Phase 2	Phase 3	Market Opportunity	Status/Potential Next Steps
Uliledlimab CD73 Ab	▶ (to Phase 2)			Newly diagnosed stage 4 NSCLC: 300k+ patients[2]	**H2 2024**: First patient dosed in chemo + CPI combination for treatment-naïve NSCLC
Givastomig[1] CLDN18.2 X 4-1BB Bispecific Ab	▶			1L GC, GEJ, EAC: Target population of 100k+[2]	**H1 2024**: New combo cohort initiated enrollment **H2 2024**: Phase 1 dose expansion monotherapy data
Ragistomig/TJ-L14B[1] PD-L1 X 4-1BB Bispecific Ab	▶			Refractory/relapsed cancers: PD-(L)1 progression impacts most patients with metastatic disease[2]	**H1 2024**: Phase 1 monotherapy data presented at ASCO 2024

1. Co-developed with ABL Bio (also known as ABL503)
2. Global Data Epidemiology Data, Guidehouse legacy research

Notes: CPI = checkpoint inhibitors; NSCLC = non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal cancer

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Uliledlimab (targeting CD73) Initial development focused on newly diagnosed NSCLC with potential to expand across multiple indications in combination with immune checkpoint inhibitors Anti-CD73 CD73 Biology Key Advantages CD73 is the only enzyme that converts AMP into immunosuppressive adenosine Uliledlimab completely inhibits CD73 activity and the production of adenosine Blocking CD73 activity leads to complete inhibition of the adenosine pathway Uliledlimab targets CD73 non-competitively without the “hook effect” 5

CD73 is the Rate-Limiting Enzyme in the Adenosine Immunosuppression Pathway



Multiple Pathways
Converging
Multiple Receptors
Canonical
ATP
CD39
ADP
CD39
AMP
CD203a
NAD+
CD38
ADPR
CD203a
AMP
Alternative
CD73
Rate-limiting
ADO
A1AR
A2aAR
A2bAR
A3AR

All AMP pathways converge at CD73 to generate adenosine

Advantages of targeting CD73 for cancer therapy: blocking CD73 activity leads to complete inhibition of the adenosine pathway.

Known potential escape pathways (ATP, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways) exist when targeting upstream CD39 or downstream adenosine receptors.

I-MAB BIOPHARMA

Source: I-MAB information on file

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CD73 enzyme activity inhibition Complete CD73 inhibition without the “hook effect” Uliledlimab: A Differentiated CD73 Antibody 7 Open conformation (inactive) Closed conformation (active) Oleclumab1 Intra-dimer binding mode Inter-dimer binding mode Open conformation (inactive) Closed conformation (active) Unique intra-dimer binding through a C-terminus epitope Uliledlimab inhibits CD73 by binding to the C-terminus and preventing CD73 dimerization Oleclumab inhibits CD73 by binding to the N-terminus and preventing CD73 dimerization Uliledlimab CD73 enzyme activity inhibition Uliledlimab concentration Oleclumab concentration Uliledlimab CD73 dimer Oleclumab CD73 dimer Binding site Binding site 1. Oleclumab (MEDI9447) was internally produced based upon the published sequence Source: I-MAB information on file

Complete inhibition by intra-dimer binding mode Partial inhibition by inter-dimer binding mode Uliledlimab Can Completely Inhibit CD73 Function in vitro Whereas Competitor Antibody Does Not Astra Zeneca is evaluating oleclumab in a Phase 3 study in patients with Stage III NSCLC Oleclumab (MEDI9447) was internally produced based upon the published sequence 8 10-6 10-4 10-2 100 102 0 20 40 60 80 100 IgG Oleclumab Antibody conc.(µg/ml) % of enzyme activity 10-6 10-4 10-2 100 102 0 20 40 60 80 100 IgG Uliledlimab Antibody conc.(µg/ml) % of enzyme activity

Inhibition of CD73 Activity & Tumor Growth is Dose-Dependent for Uliledlimab 9 Inhibition of CD73 activity and tumor growth in vivo is limited by oleclumab’s hook effect biology Inhibition of CD73 activity and tumor growth in vivo by uliledlimab is dose-dependent 0 20 40 60 80 Tumor inhibition TGI (%) 10 mg/kg 30 mg/kg 100 mg/kg 0 20 40 60 80 100 CD73 inhibition CD73 activity inhibition in tumor (%) 10 mg/kg 30 mg/kg 100 mg/kg 0 20 40 60 80 Tumor inhibition TGI (%) 10 mg/kg 30 mg/kg 100 mg/kg 0 20 40 60 80 100 CD73 inhibition CD73 activity inhibition in tumor (%) 10 mg/kg 30 mg/kg 100 mg/kg Dose-dependency not observed for oleclumab Source: Data on file (IMAB), based on in vivo study on a PDX mouse model of NSCLC (LU5212, Crown Bioscience) in which CD73 inhibition in tumor was evaluated using an enzyme-histochemistry assay Oleclumab (MEDI9447) was internally produced based upon the published sequence

Initial Anti-Tumor Data Supports Proof of Mechanism and Promising Safety

Phase 2 ORR Data from front-line NSCLC Cohort*

ORR% (n)	PD-L1 All	PD-L1≥1%
CD73 High	53% (10/19)	63% (10/16)
CD73 Low	18% (8/45)	20% (5/25)
Pembro (KN-042) PD-L1+ Only	NA	27% (174/637)

Correlation of response with CD73 expression and PD-L1 levels suggest benefit driven by combination therapy

Safety observations for uliledlimab, administered to >200 patients in combination studies with CPIs

Initial safety profile of combination comparable to CPI monotherapy studies

Well tolerated up to the highest doses tested (30mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

I-MAB BIOPHARMA

Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO23 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences/Coherus Biosciences)
*Patient disposition for Slides 11-13 based on ASCO23 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage 4 NSCLC patients

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Most Tumors Decrease in Size Notes: Response definitions per iRECIST criteria. PR = partial response, SD = stable disease, PD = progressive disease, BOR = best overall response 11 Source: ASCO23 Poster Promising Early Phase 2 Data in Treatment Naïve NSCLC Patients

Most Responses are Durable 12 18 of 21 patients with an objective response remain on treatment with a median follow-up of 10.8 months Notes: Response definitions per iRECIST criteria. PR = partial response, SD = stable disease, PD = progressive disease, iUPD = unconfirmed progressive disease, NE not evaluable. IHC = immunohistochemistry Source: ASCO23 Poster

Emerging Data Indicate that Chemotherapy May Extend the Benefit of Uliledlimab to Patients Regardless of Baseline CD73 Expression 13 I-Mab plans to dose the first patient with uliledlimab in combination with chemotherapy and checkpoint inhibitor in newly diagnosed patients with advanced NSCLC in H2 2024 Expanding Therapeutic Reach Supporting Evidence Strategic Clinical Design Combination of chemotherapy with a checkpoint inhibitor is a standard treatment approach across multiple advanced stage malignancies Chemotherapy co-administration may increase the immunogenicity of cancer cells 1. Keynote-189 and Keynote-407 studies both established that co-administration with chemotherapy extends the benefit of pembrolizumab to patients with <1% PD-L1 at baseline 2. Literature reports indicate that chemotherapy upregulates CD73 expression in cancer cells1 1. https://doi.org/10.1073/pnas.1718197115

Favorable Safety Profile as Monotherapy and in Combination with CPIs Encouraging Phase 2 NSCLC Responses Support Use in Combination Studies Developing Uliledlimab as an Immunotherapy Combination of Choice 14 A 63% ORR observed in NSCLC patients with both high CD73 expression and PD-L1 TPS>1% suggests that when tumors are vulnerable to PD-L1 inhibition, uliledlimab appears to augment clinical responses Chemotherapy co-administration may broaden the patient population that benefits from uliledlimab treatment First patient dosed with uliledlimab in combination with chemotherapy and checkpoint inhibitors in newly diagnosed patients with stage 4 NSCLC is planned for H2 2024 The lack of a “hook effect” could enable broad efficacy with optimized dosing Phase 2 data suggest uliledlimab is safe and well tolerated up to the highest doses tested (45 mg/kg) New Study Planned H2 2024 Notes: TPS = tumor proportional score; CPI = checkpoint inhibitor; NSCLC = non-small cell lung cancer; ORR = overall response rate; IND = investigational new drug

Givastomig (targeting Claudin 18.2 and 4-1BB)

Ongoing triplet combination studies with nivolumab and chemotherapy across a wide range of Claudin 18.2 levels



CLDN18.2
4-1BB scFv

Molecular Design	Key Differentiation
Binding activity demonstrated across **various levels of CLDN18.2 expression**	Exhibits **CLDN18.2 binding** even on low expressing tumor cells
Higher-affinity binding to CLDN18.2 compared to reference antibody Zolbetuximab	Localized T cell activation in TME to **avoid 4-1BB-mediated liver toxicity** and systemic immune response

Unique bispecific integrates Claudin 18.2 as a tumor engager and 4-1BB as a conditional T cell activator

I-MAB BIOPHARMA

Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment

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Early Phase 1 Responses in Heavily Pretreated Patients Provides Compelling Support for Further Studies1 16 5 mg/Kg 8 mg/Kg 12 mg/Kg 15 mg/Kg > Treatment Ongoing Numbers: CLDN18.2 % PD SD PR Patient Overview: • 20 efficacy evaluable patients with CLDN18.2+ GC/GEJ/EAC • Three median lines of prior treatment (range 1-10) • Dosed at 5-15 mg/kg (defined as the predicted efficacious dosing range, based on preclinical studies) • Cohort is a subset of the Phase 1a (NCT04900818) Responses: • Three partial response (PR) observed; two of those had received prior anti-PD-(L)1 therapy • Stable disease (SD) observed in four patients. Of those, one had a PR on the first scan and subsequently withdrew from the study (counted as SD per RECIST1.1) • An additional PR (not on the chart) was observed in a patient with head and neck squamous cell carcinoma receiving 12mg/kg who remained on study 280 days at time of the ESMO 2023 presentation 1. Source: ESMO 2023 Notes: GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal cancer Duration of Treatment in Gastric Cancer Patients > > > > 100 80 80 95 1 50 95 100 30 55 7 20 50 98 25 90 55 99 95 11 Stomach Stomach Stomach Stomach Stomach Gastroesophageal junction Stomach Stomach Gastroesophageal junction Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Esophagus Stomach Esophagus 0 25 50 75 100 125 150 175 200 225 250 275 300 Study Days (C1D1 to End of Treatment date)

Safety: Treatment Related AEs1 Preferred Term (all numbers are n(%)) Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 All Grades Nausea 10 (18.2) 3 (5.5) 0 0 0 13 (23.6) Vomiting 7 (12.7) 2 (3.6) 0 0 0 9 (16.4) Fatigue 7 (12.7) 1 (1.8) 0 0 0 8 (14.5) Anemia 1 (1.8) 4 (7.3) 1 (1.8) 0 0 6 (10.9) Abdominal pain 2 (3.6) 1 (1.8) 0 0 0 3 (5.5) Alanine aminotransferase increased 2 (3.6) 0 1 (1.8) 0 0 3 (5.5) Diarrhea 3 (5.5) 0 0 0 0 3 (5.5) Headache 1 (1.8) 2 (3.6) 0 0 0 3 (5.5) Lymphocyte count decreased 1 (1.8) 1 (1.8) 1 (1.8) 0 0 3 (5.5) Pruritus 2 (3.6) 0 1 (1.8) 0 0 3 (5.5) Pyrexia 3 (5.5) 0 0 0 0 3 (5.5) White blood cell count decreased 0 2 (3.6) 1 (1.8) 0 0 3 (5.5) Treatment-related adverse events (TRAEs) occurred in >5% (n=55) 17 • No DLT was reported up to 15mg/kg, and MTD was not reached • Most commonly reported TRAEs (>10% of subjects): Grade 1 or 2 nausea (23.6%), vomiting (16.4%), fatigue (14.5%), anemia (10.9%) • 10 subjects (18.2%) experienced at least one Grade 3 TRAE. No Grade 3 TRAEs occurred in more than one subject • Onset of gastrointestinal TRAEs: generally, after 14 days of treatment, recovery within one week; none led to drug withdrawal 1. Source: ESMO 2023 Notes: DLT = dose-limiting toxicity, MTD = maximum tolerated dose

Givastomig Yields Better Monotherapy Responses in Patients with High and Low CLDN Expression Compared to Phase 1/2 Zolbetuximab Studies

Drug	Givastomig (bi-specific)	Zolbetuximab (mAb)	
Phase	Phase 1	Phase 1	Phase 2
CLDN18.2 – Expression of the Study Group	IHC ≥1+ in ≥1% cells	IHC ≥1+ in ≥1% cells	IHC ≥ 2+ in ≥ 50% cells
Diagnosis	Previously treated GC/GEJ/EAC	Previously treated GC/GEJ	Previously treated GC/GEJ/EAC
Efficacy Evaluable	20	15	43
ORR	**15%** (3/20)	0	9% (4/43)
DCR (CR+PR+SD)	**35%** (7/20)	1 SD	23% (10/43)
Source	Givastomig poster #1039P ESMO 2023	U Sahin et al. European Journal of Cancer 100 (2018) 17e26	O Tureci et al. Annals of Oncology 30: 1487–1495, 2019

I-MAB BIOPHARMA

Notes: Zolbetuximab (Astellas) is currently under review with the FDA; mAb = monoclonal antibody; ORR = overall response rate; DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal cancer. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons

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Potential Differentiations of Givastomig from Other Claudin 18.2 Targeted Competitors

	Givastomig	Zolbetuximab	ADCs
MoA of Monotherapy	CLDN18.2 dependent T cell activation in tumor 4-1BB agonism to increase T cell expansion in tumor and reinvigorate exhausted T cells Bi-specific antibody designed to have conditional 4-1BB activation	Direct killing of CLDN18.2 tumor cells by ADCC may also release the tumor antigen	CLDN18.2 targeted chemotherapy and direct killing by ADCC Lysis of tumor cells by toxin can release the tumor antigen to mediate immune response
Efficacy	~20% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ/EC	~10% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ/EC[2]	33% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ[3]
Safety	No Grade 3 neutropenia No Grade 3 vomiting	22% Grade 3 vomiting[2]	20% Grade 3+ Neutropenia 10% Grade 3 vomiting[4]
Claudin 18.2 Targetable Expression	Broad expression due to Giva-mediated bystander tumor-killing[1]	Limited to targeting higher CLDN-expressing tumors	Likely limited to targeting high CLDN-expressing tumors

I-MAB BIOPHARMA

1. Givastomig-mediated T cell activation by CLDN18.2-positive tumor cells leads to the killing of nearby CLDN18.2-negative tumor cells
2. ADC efficacy:
3. ASCO Plenary Series 2023 (Note: Examples reported are from representative molecules within ADC class as not all ADCs will have these specific numbers;
4. Annals of Oncology

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Unique Bispecific Design Properties and Monotherapy Data in Gastric Cancers Could Position Givastomig as Best-in-Class Claudin 18.2 Therapy

Unique Design To Enable Wide Use Plus Favorable Initial Safety Profile

Bispecific design results in **CLDN18.2 conditional 4-1BB and T cell activation,** potentially inducing long-lasting immune memory response. Conditional localized activation of 4-1BB and T cells enable superior anti-tumor activity even in tumors with low levels of CLDN18.2 expression

Phase 1 dose escalation reached highest planned dose **without encountering DLT or liver toxicity signals**

Encouraging Responses in Previously Treated Patients, including Those with Low CLDN18.2

Objective responses seen in patients with gastric and esophageal cancer who had received multiple lines of prior treatment, including PD-(L)1, and had low CLDN18.2 levels

CLDN18.2 assay for patient selection is in development with a partner

Dose Expansion Data and New Chemotherapy/Nivolumab Combo Planned for 2024

New dose expansion in combination with nivolumab and chemotherapy cohort study began in H1 2024 in treatment naïve patients with gastric cancers

Updated monotherapy dose expansion data in CLDN18.2+ patients with gastric cancers whose disease has progressed after previous treatment to be presented in 2H 2024

I-MAB BIOPHARMA

Notes: Gastric cancers = gastric, gastroesophageal junction and esophageal cancer

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Ragistomig (ABL503/TJ-L14B, targeting PD-L1 and 4-1BB)

Unique bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator


PD-L1 IgG
4-1BB scFv

Molecular Design	Key Differentiation
Designed to treat **PD-(L)1 expressing cancers**	Targeting PD-L1+ tumor cells and blocking PD-L1/PD-1 interaction
PD-L1-dependent **conditional 4-1BB activation** via tumor site	4-1BB conditional activation with **localized immune activation** in TME

Promising, early Phase 1 dose efficacy data presented at ASCO 2024

I-MAB BIOPHARMA

Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment

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Unique Bispecific Design Properties and Monotherapy Data in R/R Patients

Unique Design To Enable Broader Use Plus Favorable Initial Safety Profile

Bispecific design to **stimulate 4-1BB** activation **in the presence of PD-L1** expressing tumor cells to minimize off-tumor toxicity

Maximally tolerated dose 7mg/kg Q2W

Preliminary Phase 1 Efficacy Signals Observed

Dose expansion is ongoing with preliminary efficacy signals

Objective responses seen in patients with progressive, locally advanced, or metastatic solid tumors that are relapsed or refractory following prior lines of treatment:

- One Complete Response (CR), six Partial Responses (PR), three Stable Disease (SD)[1]
- Objective Response Rate (ORR) of 26.9%, Clinical Benefit Ratio (CBR) of 69.2% at 3 mg/kg and 5 mg/kg dosing groups (combined, n=26)

The CR was observed in a heavily pretreated ovarian cancer patient dosed at 3 mg/kg (seven lines of prior therapy)

Top-line Phase 1 Clinical Data at ASCO 2024

Data support further development as a monotherapy and in combination with other agents

1. Data cut-off as of April 19, 2024

Notes: MTD = maximum tolerated dose; CR = complete response; PR = partial response; uPR = unconfirmed partial response; R/R = relapsed/refractory. Study design per clinicaltrials.gov

I-MAB BIOPHARMA 22

I-Mab Portfolio Projected to Substantially Advance Key milestones in 2024 23 Timing Program Milestone H1 2024 givastomig New triple combination dose expansion cohort began enrollment Givastomig/nivolumab/chemotherapy regimen (patients with gastric, GEJ, and esophageal cancers) H1 2024 ragistomig Phase 1 monotherapy data presented at ASCO 2024 Dataset included 1 CR, 6 PR, and 3 SD, resulting in a 26.9% ORR and 69.2% CBR at 3 mg/kg and 5 mg/kg dosing groups (combined, n=26) H2 2024 givastomig Presentation of updated Phase 1 dose expansion data monotherapy (CLDN18.2+ patients with gastric, GEJ, and esophageal cancers) H2 2024 uliledlimab US first patient dosed: First patient dosed in chemo + CPI combination for treatment-naïve NSCLC Notes: CPI = checkpoint inhibitor; CLDN = Claudin; NSCLC = non-small cell lung cancer; GEJ = gastroesophageal junction

I-Mab is Well-positioned for Meaningful Value Creation A global biotech with an innovative portfolio and a healthy balance sheet 24 Uliledlimab (CD73) Givastomig (CLDN18.2 x 4-1BB) Ragistomig (PD-L1 x 4-1BB) Advancing an Innovative Pipeline NASDAQ-listed US-based Leadership Team Headquartered in Rockville, MD Emerging U.S. Entity Transaction closed Apr-24 Aggregate consideration of up to US$80M, contingent on certain future regulatory and sales-based milestones Divestiture of China Operations Disciplined Capital Strategy Cash balance of $321.8M1 as of December 31, 2023 Reduced cash burn following divestiture to align resources to most promising programs 1. Cash position refers to cash, cash equivalents, and short-term investments Notes: CLDN18.2 = Claudin 18.2

Stay connected I-Mab Biopharma IR Contact Tyler Ehler Sr. Director, Investor Relations ir@imabbio.com